NEUBERGER BERMAN EQUITY FUNDS
CLASS A
PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class A of the following series of Neuberger Berman Equity Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Class A)

Neuberger Berman Climate Change Fund	0.25%
Neuberger Berman Emerging Markets Equity Fund	0.25%
Neuberger Berman Equity Income Fund	0.25%
Neuberger Berman Guardian Fund	0.25%
Neuberger Berman International Large Cap Fund	0.25%
Neuberger Berman Intrinsic Value Fund	0.25%
Neuberger Berman Large Cap Disciplined Growth Fund	0.25%
Neuberger Berman Large Cap Value Fund	0.25%
Neuberger Berman Mid Cap Growth Fund	0.25%
Neuberger Berman Multi-Cap Opportunities Fund	0.25%
Neuberger Berman Select Equities Fund	0.25%
Neuberger Berman Small Cap Growth Fund	0.25%
Neuberger Berman Socially Responsive Fund	0.25%

Dated: April 14, 2010